Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

MACQUARIE

11 February 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

MACQUARIE

5 February 2009

Ms Kim-Ly Nguyen
Principal Adviser, Issuers (Sydney)
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000

By email: kim-ly.nguyen@asx.com.au

Dear Kim-Ly

Response to ASX Query

We refer to your price query yesterday evening regarding the trading of ordinary shares in Macquarie Group Limited ("Company") yesterday and advise as follows:

1 **Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?**

The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

The Company released to ASX this morning materials relating to today's Operational Briefing on the Company. The date of the Operational Briefing was advised to market participants some time ago.

2 **If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?**

Not applicable.

3 **Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?**

The Company is not aware of any other explanation for the price change and any increase in volume in the securities of the Company.

4 Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

The Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely

Dennis Leong
Company Secretary

ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0629
Facsimile 61 2 9241 7620
www.asx.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

4 February 2009

Mr Dennis Leong
Company Secretary
Macquarie Group Limited
Level 7
1 Martin Place
Sydney NSW 2000

Dear Dennis

Macquarie Group Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from an opening price of $24.84 on Wednesday, 4 February 2009 to a low of $22.87 today.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at **kim-ly.nguyen@asx.com.au** or by facsimile on **facsimile number (02) 9241 7620**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. A.E.S.T.) on **Thursday, 5 February 2009.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

[*Sent electronically without signature*]

Kim-Ly Nguyen

Principal Adviser, Issuers (Sydney)

Direct Line: (02) 9227 0629

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

9 February 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 6 February 2009, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.001%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 6 February 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.016%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE

ASX/Media Release

MACQUARIE GROUP OPERATIONAL BRIEFING

Key points

- **Currently anticipate FY09 profit being approximately $0.9b after allowing for an additional $900m in writedowns and impairment charges for the second half (after $1.1b of writedowns and impairment charges in the first half)**
- **Operating income (before impairments) is expected to be down 15%**
- **Outlook remains subject to significant swing factors including market conditions, asset realisations, completion rate of transactions and asset prices**
- **Market conditions remain extremely challenging, but opportunities are emerging**
- **Balance sheet funding and liquidity further strengthened since 30 September 2008, completing approximately $21b (gross) of new funding initiatives**
- **Cash and liquid assets of $32.1b[1] significantly exceed short term wholesale issued paper of $12.7b**
- **Active across businesses and geographies**
- **Group using strong balance sheet for business growth and to support clients' capital needs**

SYDNEY, 5 February 2009 – Macquarie Group Ltd today updated the market on its balance sheet funding, expectations for the current year profit and Macquarie's medium term business focus.

Speaking at Macquarie's Operational Briefing in Sydney today, Macquarie Managing Director and Chief Executive Officer, Nicholas Moore, said that global market conditions remain exceptionally challenging. Macquarie's business groups, however, are busy and continuing to pursue new opportunities arising from market conditions.

---

[1] This represents proforma 31 Dec 08 unaudited balances which incorporate the $US2.5b ($A3.7b) 3 year private placement issued early Jan 09

Mr Moore reported that Macquarie anticipates profit for the year to 31 March 2009 will be approximately $0.9b after allowing for an additional $900m of writedowns and impairment charges in the second half (after $1.1b of writedowns and impairment charges in the first half). Operating income for the year is expected to be down 15% (before impairments).

The outlook remains subject to significant swing factors previously identified, including market conditions, asset realisations, completion rate of transactions and asset prices.

"We informed the market at our 2008 full year results, 2008 AGM and the 2009 first half results presentation that unprecedented market conditions made short term forecasting extremely difficult. On 8 January 2009, Macquarie advised that market conditions were exceptionally challenging for almost all Macquarie's businesses, adversely impacting levels of business activity and profitability," Mr Moore said.

During his presentation, Mr Moore described the impact of market conditions on each of Macquarie's business groups: Macquarie Capital, Treasury and Commodities, Macquarie Securities, Banking and Financial Services, Macquarie Funds Group and Real Estate Group and outlined in detail activity levels in each of the businesses.

Strengthened balance sheet

Mr Moore noted the critical importance of balance sheet strength for all financial institutions at this time. Since 30 September, Macquarie has continued to strengthen the Group's balance sheet funding and liquidity, completing approximately $21b (gross) of new funding initiatives.
These include:

- $9.1b of planned reductions in low-yielding funded assets achieved since 30 September 2008 to date, bringing the total to $13b;
- Total deposits increased by $1.4b to $18.1b with retail deposit growth being particularly strong; and
- Term funding of $10.9b issued to date since introduction of the government guarantee scheme

Cash & liquid assets of $32.1b[1] significantly exceed short term wholesale issued paper of $12.7b.

The Group's regulatory capital position remains strong with a $2.9b buffer of capital in excess of the Group's minimum capital requirements.

Responding to market conditions

Mr Moore said that despite current market conditions, Macquarie is well placed in the medium term.

"The fundamental business is sound and Macquarie continues to deliver the highest quality service to clients and expects to attract new clients in these challenging markets. Despite a scarcity of capital in the world, we continue to support our clients' capital needs and provide opportunities and products which are of value to them."

Mr Moore said that while Macquarie's investment in its balance sheet incurred some short term cost, it ensured the group was well positioned to take advantage of value accretive opportunities.

He noted that the Group remains active across businesses and geographies.

"Opportunities for organic growth and acquisitions are being identified across the Group. Yesterday, Macquarie Cook Energy announced the acquisition of Constellation's downstream natural gas trading operation in the US," Mr Moore said.

Over the past year, Macquarie has been successfully divesting or exiting lower return businesses, and has undertaken operational management initiatives to ensure costs and staffing levels are in line with the level of activity in each business.

Each business is actively managing all its operating costs. Staffing levels have fallen from 13,898 at 30 September 2008 to 12,851 at 31January 2009.

Medium term focus

At the briefing, Mr Moore reiterated that Macquarie's model had always been focused on the medium term and based on the following principles:

- client driven business
- alignment of interests with shareholders, investors and staff
- conservative approach to risk management
- incremental growth and evolution
- diversified by business and geography
- an ability to adapt to change

"We have strong risk management across the Group which has served us well during the market dislocation of the past 18 months.

"We have a strong balance sheet, strong team and strong core businesses. We continue to maintain a cautious stance with a conservative approach to funding and capital," Mr Moore said.

Today's investor presentation and the webcast of the briefing is available at http://www.macquarie.com.au/au/about_macquarie/investor_information/ops_briefings.htm

Contacts:

Investor Relations

Stuart Green
+612 8232 8845

Corporate Communications

Paula Hannaford
+612 8232 4102

MACQUARIE

Macquarie Group Limited

Operational Briefing



Presentation to Investors and Analysts

5 February 2009


MACQUARIE

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, *financial or political developments* and, *in international* transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited (Macquarie).

AGENDA

9.40 – 10.10	Update since the interim result – Nicholas Moore
10.10 – 10.30	Risk Management Group – Nick Minogue
10.30 – 10.50	Morning tea
10.50 – 11.10	Treasury and Commodities Group – Andrew Downe
11.10 – 11.30	Macquarie Securities Group – Roy Laidlaw
11.30 – 11.50	Macquarie Funds Group – Shemara Wikramanayake

MACQUARIE

1. UPDATE SINCE THE INTERIM RESULT ANNOUNCEMENT



Nicholas Moore –
Managing Director and
Chief Executive Officer

Macquarie Group Limited
Operational Briefing
5 February 2009 – Presentation to Investors and Analysts

MACQUARIE

Overview

- Since September 2008, Macquarie has continued to strengthen the Group's balance sheet funding and liquidity, completing approx. $A21b (gross) of new funding initiatives, including:
  - $A9.1b of planned reduction in low-yielding funded assets achieved since 30 September 2008 to date, bringing the total to $A13b
  - Total deposits increased by $A1.4b to $A18.1b[1] with retail deposit growth being particularly strong
  - Term funding of $A10.9b[2] issued to date since introduction of government guarantee scheme
- Cash & liquid assets of $A32.1b[3] significantly exceed short term wholesale issued paper of $A12.7b
- At the FY08 full year results, AGM and 1H09 interim results, we advised that unprecedented market conditions made short term forecasting extremely difficult
- On 8 January 2009, we advised that market conditions were exceptionally challenging for almost all Macquarie's businesses, adversely impacting levels of business activity and profitability in the Dec 08 qtr

1. As at 31 Dec 08.
2. AUD equivalent calculated based on relevant exchange rates at 31 Jan 09
3. This represents unaudited proforma 31 Dec 08 balances which incorporate the $US2.5b ($A3.7b) 3 year private placement issued early Jan 09

Overview

- Currently anticipate FY09 profit after tax being approx. $A0.9b based on:
  - Operating income (before impairments) down approx.15%
  - Approx. $A2b of write-downs and impairment charges for the full year (including $A1.1b in 1H09) and allowing for a gain on purchase of surplus Macquarie Income Preferred Securities
  - Minimal income tax expense
  - A charge of approx. $A150m to NPAT which relates to share options, all of which have been issued at exercise prices significantly above the current share price
- Outlook remains subject to significant swing factors including market conditions, asset realisations, completion rate of transactions and asset prices
- Strong balance sheet, strong team and market conditions provide opportunities for medium term growth, building upon
  - Strength, diversification and global reach of our businesses
  - Ongoing organic growth initiatives
  - Effective risk management

Balance sheet continues to strengthen



Macquarie Group Limited
$Ab
31 March 2008
ST wholesale issued paper (27%)
1.1x excess
Cash and liquid assets (28%)
Other debt[1] maturing in the next 12 months (17%)
Trading assets (17%)
Deposits (18%)
Loan assets < 1 year (17%)
Debt maturing beyond 12 months (22%)
Loan assets > 1 year (24%)
Equity (12%)
Equity investments[2] (9%)
Funding sources
Funded assets
30 September 2008
ST wholesale issued paper (25%)
1.4x excess
Cash and liquid assets (34%)
Other debt[1] maturing in the next 12 months (14%)
Trading assets (12%)
Deposits (22%)
Loan assets < 1 year (17%)
Debt maturing beyond 12 months (23%)
Loan assets > 1 year (24%)
Equity (12%)
Equity investments[2] (9%)
31 December 2008[3]
ST wholesale issued paper (16%)
2.5x excess
Other debt[1] maturing in the next 12 months (9%)
Deposits (23%)
Trading assets (11%)
Loan assets < 1 year (11%)
Debt maturing beyond 12 months (35%)
Loan assets > 1 year (24%)
Loan capital
Hybrid
Equity (11%)
Equity investments[2] (9%)
Assets held for sale
Debt investment securities
PPE & Intangibles
0
10
20
30
40
50
60
70
80

Note: These charts represent Macquarie Group Limited's funded balance sheets at the respective dates noted above. For details regarding reconciliation of the funded balance sheet to the Group's statutory balance sheet, refer to Macquarie Group Limited's Result Announcement for the half year ended 30 September 2008

1. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 months and Net Trade Creditors
2. This represents the Group's co-investment in specialist funds and equity investments
3. This represents unaudited proforma 31 Dec 08 balances which incorporate the $US2.5b ($A3.7b) 3 year private placement issued early Jan 09

Regulatory capital strong

Macquarie Group Limited – Regulatory Capital Position (31 December 2008)



Minimum Regulatory Capital Requirement
Buffer for Volatility, Growth and Strategic Flexibility
Regulatory Capital Position as at 31 Dec 08
Capital Surplus
Banking Group
Non-Banking Group
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$11
$Ab

- $A2.9b buffer of capital in excess of the Group's minimum capital requirements
- MBL capital ratios: Tier 1 10.0%, Total Capital 13.9%

MACQUARIE

FY09 outlook: Impact of swing factors since interim result announcement

Swing factors	Overview	Changes to FY09 outlook since interim results (NPAT)
Market conditions and completion rate of transactions	▪ Market conditions are exceptionally challenging across all major markets. In particular: — Reduced market volumes across a range of businesses — Record levels of market volatility — Slower transaction completion rates	Approx. forecast change $A(100m)
Asset pricing and impairments	▪ Market and broader economic conditions have impacted the value of equity investments and loans ▪ Potential write-downs of funds management assets and other co-investments have increased	Approx. forecast change $A(200m)
		Total approx. forecast change $A(300m)

MACQUARIE

Impact of market conditions on Macquarie's activities

Group	Market conditions	Impact on Macquarie
Macquarie Capital	▪ M&A – Global value declined 33.0% to $US2.7tr in 2008[1] on pcp. Australia declined 37.6% to $US96.1b ▪ ECM – Global volume down 42.3% to $US470.7b in 2008 on pcp. Australia declined 13.1% to $US31.9b ▪ Fewer competitors ▪ Significantly lower staffing levels of competitors ▪ Lower commitments of new investment capital ▪ Fall in equity values of listed securities ▪ Increasing activity in global debt markets	▪ Estimated FY09 operating income[2] down on pcp ▪ FY09 222 deals $A168.8b[3] vs FY08 264 deals $A177.7b[4] with market shares in most major markets improving or stable ▪ Slower transaction execution — Valuation uncertainty — Funding ▪ Ongoing strength of infrastructure advisory business ▪ Active local ECM market and global expansion of ECM capability ▪ Unlisted Macquarie Capital Funds' fund raisings continuing, albeit at a slower rate ▪ Lower fund market capitalisations driving initiatives to close valuation gap
Treasury and Commodities Group	▪ **FX:** High volatility, reduced liquidity, volumes starting to decline ▪ **Energy:** Prices significantly lower, volatility high, reduced market liquidity ▪ **Agriculture:** High volatility and correlation, reduced market liquidity ▪ **Metals:** Precious metals prices ok, base metals prices significantly lower, volatility high ▪ **Freight:** Market liquidity significantly reduced after price collapse	▪ Estimated FY09 operating income[2] broadly in line with pcp ▪ **FX:** Increased margins but on reduced average trade size ▪ **Energy:** Increased returns for providing liquidity to the market, reduced competition ▪ **Agriculture:** Increased margins but reduced volumes with some stress in underlying industries ▪ **Metals:** Equity values reduced, lending and trading margins increased. Some companies under stress, reduced competition ▪ **Freight:** Significantly lower turnover and reduced competition

1. 12 months to 31 Dec 08 vs 12 months to 31 Dec 07. 2. Operating income before impairment charges and other one-off items. 3. From 1 Apr 08 to 2 Feb 09. 4.From 1 Apr 07 to 2 Feb 08

Impact of market conditions on Macquarie's activities

Group	Market conditions	Impact on Macquarie
Macquarie Securities Group	▪ Australia: Total market turnover FY09 ytd down 19% v pcp ▪ Australia: Total market turnover Dec qtr 08 down 28% v Sep qtr 08 ▪ Asia: Total market turnover FY09 ytd down 27% v pcp ▪ Asia: Total market turnover Dec qtr 08 down 16% v Sep qtr 08 ▪ Global downsizing of industry ▪ Hedge funds less active ▪ Volatile markets	▪ Estimated FY09 operating income[1] well down on pcp ▪ Australia secondary market revenues down in line with market turnover ▪ Asia secondary market revenues down lower than market turnover due to growth in market share ▪ Participation in a number of secondary capital raisings ▪ Little prime broking ▪ Volatile markets providing arbitrage opportunities
Banking and Financial Services Group	▪ Decreasing interest rates from 7.25% (Jul 08) to 3.25% (Feb 09) ▪ Introduction of the government guarantee on deposits in Oct 08 ▪ Volatile equity markets with estimated retail market trading volumes down 20% in the six months to Dec 08[3] on prior half	▪ Estimated FY09 operating income[1] broadly in line with pcp ▪ Retail deposits up 27% on the prior qtr[2] ▪ MPW Full Service Broking volumes down 13% in the six months to Dec 08[3] on prior half ▪ MPW remains the No.1 full service broker for total consideration traded ▪ Macquarie Wrap down 18% from 30 Jun 08 to 31 Dec 08 due to fall in market values exceeding inflows

1. Operating income before impairment charges and other one-off items. 2. Dec 08 qtr vs Sep 08 qtr. 3. Compared to six months to June 08

Impact of market conditions on Macquarie's activities

Group	Market conditions	Impact on Macquarie
Macquarie Funds Group	▪ US Mutual Fund assets fell more than 20% in the last year[1] on pcp ▪ Major Australian fund managers have seen assets decline over 20% for 2008 ▪ Global hedge fund assets have fallen more than 25% from their mid year peak and performance of the average hedge fund was -18.3% during 2008[2] ▪ Decline in demand for structured products ▪ Revenue impacts to December 2008 yet to be reported by asset managers	▪ Estimated FY09 operating income[3] well down on pcp ▪ FUM down approx. 10% (excluding funds under advice) ▪ Fall in annualised revenues greater than fall in FUM ▪ Approx. half of the revenue decrease is due to outflows and lower market values and half is due to lower performance fees and the impact on seed investments ▪ Smaller volumes in structured products, however, greatly reduced competition
Real Estate Group[4]	▪ Despite continued tight credit conditions across the sector, some activity has recommenced ▪ Ongoing dislocation between valuation of listed real estate securities and underlying real estate asset values. Australian REIT capital markets very active and activity beginning in Asia	▪ Estimated FY09 operating income[3] well down on pcp ▪ Fall in annualised revenues driven by decreases in AUM and transaction activity ▪ Successful completion of transactions for both balance sheet and funds

1. 12 months to 31 Dec 08 versus pcp. 2. Hedge Fund Research, as at Dec 08. 3. Operating income before impairment charges and other one-off items. 4. On 1 Jan 09, most of the Real Estate Group merged with Macquarie Capital

Activity across the Group

MACQUARIE

Macquarie Securities — Cash Equities

Australia:
- No. 1 Peter Lee ranking for all Australian Equity investors (2008)
- Turnover (insto) of $A50.3b vs $A72.1b in prior qtr[1]

Asia:
- Turnover of $US58.7b vs $US76.1b in prior qtr[1]

Macquarie Capital — Underwriting

- Strong Australian presence:
  - Joint Lead Manager, Joint Bookrunner and Joint Underwriter of QBE's $A2b placement
  - Joint Lead Manager, Joint Bookrunner and Joint Underwriter on Wesfarmers $A2.0b raising
  - Joint lead manager in $A955m placement and entitlement offer for Goodman Group
  - Adviser to Transfield Services Limited on a non-renounceable entitlement offer to raise $A267m
  - Adviser and Arranger on Paperlinx's $A185m entitlement offer
  - Financial Adviser and Joint Lead Manager, Underwriter and Bookrunner to a $A508m placement and entitlement offer for Macquarie Office Trust
- Growing Asian presence:
  - Ranked No. 3 for Asia IPOs (ex China A-Shares); No. 3 for Asia ex-Japan Equity Offerings (IPO)[2]
  - Joint Lead Manager, Bookrunner and Underwriter on $S407m Private Placement and Preferential Offering for Ascendas REIT Limited in Singapore
- Resources deal flow in Canada:
  - Lead Underwriter and Sole Bookrunner for $US290m offering for Agnico Eagle Mines
  - Other Canadian ECM clients during the period include Quadra Mining, PBS Coal, Phoenix Coal and Aura Minerals

Macquarie Capital — Advisory

- Major advisory transactions include:
  - Adviser to APA Group on asset sale
  - Adviser to MYOB on takeover of Manhattan Software
  - Adviser to Rio Tinto on its defence of BHP Billiton takeover offer
  - Adviser to Origin Energy on its defence of BG Group takeover
  - Adviser to Borealis on acquisition of Teranet Income Fund in Canada
  - Adviser to National Foods on acquisition of Australian Cooperative Foods
  - Adviser on fundraising for Millinet Solar in Korea
  - Adviser to Benpres Holdings Corporation and first Philippine Holdings on sale of Manila North Tollway Corporation
- Ranked No.1 Global Infrastructure Financial Advisor with 19% market share[3]
- Ranked No.1 in Australia (by number of deals)[4]
- Ranked No.1 in South Korea[5]
- Ranked No.4 in Asia Pacific (ex Japan)[6]

Mac Cap Funds, Macquarie Funds Group — Funds Management

Treasury and Commodities, Macquarie Capital, Macquarie Securities — Balance Sheet

See following slide

1. 3 months to 31 Dec 08 vs 3 months to 30 Sep 2008. 2. Calendar 2008 (Source: Thomson Financial). 3. Source: Infrastructure Journal Full Year 2008. 4. 2008 Full Year – Thompson Financial & Bloomberg. 5. 2008 Full Year by Thompson Financial. 6. 2008 Full Year – Bloomberg and Merger Market by number of deals

Activity across the Group

MACQUARIE

Macquarie Securities	Macquarie Capital	Macquarie Capital	MacCap Funds Macquarie Funds Group	Treasury and Commodities, Macquarie Capital, Macquarie Securities
Cash Equities	**Underwriting**	**Advisory**	**Funds Management**	**Balance Sheet**

See previous slide

Funds Management

- AUM reached $A242b at 31 Dec 08 from $A239b at 30 Sep 08

MacCap Funds:

- Dec qtr 08 $A0.9b[1] capital raised
- Successful launch, first close and initial investment of AMIF (Middle East)
- Refinancing of debt facilities on key businesses including Sydney Airport, 407 ETR, APRR, Thames Water and DUET POWERS
- Successful partial buy-back and subsequent full defeasance of $A907m of MAp's TICkETS
- Selected as preferred bidder for new Port Mann bridge project in Vancouver
- Regulatory approval received for Puget Energy acquisition in Dec 08. Close anticipated Feb 09
- MIG sale of an effective 25% interest in Westlink M7
- MOF completed a number of capital management initiatives including an entitlement offer and placement, raising $A508m at the offer price of $A0.20 per unit and the sale of its interest in Wachovia Financial Center, Miami for $US182.5m ($A279m)
- MCW entered into contracts for the sale of the equity and debt interests of 30 US shopping centre assets for approximately $US427m ($A646m)

Macquarie Funds Group:

- Strong relative fund outperformance in key sectors – credit, listed real estate and quantitative equities
- $A2b raised and good performance being delivered in Opportunity Fund launched specifically targeted at the dislocation in the Australian mortgage-backed securities market
- New products created: Emerging Markets Infrastructure and Macquarie and Rogers TM China Agriculture Index
- Acquired remaining equity in Four Corners, Allegiance and Globalis to build out US asset management platform

Balance Sheet

Treasury and Commodities:

- Energy Markets now TCG's largest contributor, contributed only 5% in FY05
- Foreign Exchange turnover: Dec 08 qtr volume up 41% on Sep 08[2] qtr but volumes beginning to slow
- Commodities OTC transactions: Dec 08 qtr volume up 10% on Sep 08[2] qtr (includes agriculture, power, gas and energy)
- Futures transactions: steady during Dec 08 qtr, but volume 32% below Sep 08[2] qtr
- Growth initiatives continue: wet freight; carbon trading; structured credit trading; expansion of US futures and US/UK energy businesses

Macquarie Capital:

- Real estate divestments – MMPR, MGA

Macquarie Securities:

- No. 1 market share in listed warrants in Singapore and leading provider in Hong Kong and Australia
- Listed warrants turnover:
  - Asia: $US7.5b vs $US9.4b in prior qtr[3]
  - Australia: $A1.2b vs $A2.2b in prior qtr[3]

1. Funds raised by Macquarie and joint venture fund manager partners, including equity raised via DRP and committed, uncalled capital.
2. Calendar quarters. 3. 3 months to 31 Dec 08 vs 3 months to 30 Sep 08

MACQUARIE

Activity across the Group

Banking and Financial Services

Private Wealth

- ASX turnover (retail) of $A5.8b vs $A7.0b in prior qtr[1]
- Client numbers reached approx 265k
- Adviser numbers continue to grow – currently approx. 430
- Continued development of international ventures in India, Singapore and HK

Intermediary

- Client numbers approximately 600k
- Macquarie Wrap Solutions at $A18.1b[2]
- Continuing to pursue growth initiatives: Wrap UK, insurance products for high net worth individuals, payment/card solutions using new technology, expansion of Self Managed Super solutions

Funds Management

- Macquarie Cash Management Trust at $A15.4b[2]
- Macquarie Pastoral Fund, over $A675m[2] committed to date

Macquarie Funds Group:

- Income Opportunities Fund was upgraded to 'highly recommended' by Zenith Research
- Excellent take up of fixed interest across all research houses and consultants
- Leading Australian dealer group included infrastructure securities and equities on recommended list

Balance Sheet

- Total retail deposits up 27%[2] from Sep 08 to Dec 08
- Cash Management Account opened 28 November 2008. Approx $A30m in deposits[2]
- Sale of margin loan portfolio to Leveraged Equities[3] for $A52m premium
- Total retail lending facilities for more than 140k[4] clients
- More than 18,900 credit card facilities

1. 3 months to 31 Dec 08 vs 3 months to 30 Sep 08. 2. At 31 Dec 08. 3. Wholly owned subsidiary of Bendigo and Adelaide Bank. 4. Included in Private Wealth and Intermediary client numbers

MACQUARIE

Estimate of FY09 one-off costs, provisions and impairments

	6 mths to Sep 08 $Ab	Estimate FY09 $Ab
One-off costs relating to Mortgages Italy exit	0.2	0.2
Estimated write-downs[1] of funds management assets/other co-investments and impairments recognised on trading asset positions	0.8	1.5
Loan impairment provisions	0.1	0.3
Total one-off costs, provisions and impairment write-downs	**1.1**	**2.0**

Note: NPAT impact of total one-off costs, provisions and impairment write-downs subject to tax and profit share expense

1. Includes equity accounted losses

MACQUARIE

Asset impairment methodology

- Impairment consideration required by Accounting Standards at each reporting date when triggered by significant changes in market, economic or legal environment

Asset	Impairment methodology
Co-investment in managed funds & other equity investments	▪ **Listed investments:** Significant or prolonged decline in market value below carrying value is a trigger for impairment review. Associates written down to market price at balance date unless strong evidence of underlying asset value from recent comparable asset sales ▪ **Unlisted investments:** Where underperformance is evident, underlying asset cash flows/ valuations are reviewed. Write-down recognised unless strong evidence of underlying asset value from recent comparable asset sales
Mortgages	▪ Loans in arrears individually assessed for impairment: — Australia: arrears[1] = 1.1%, most loans are fully mortgage insured — US: arrears[1] = 2.9%, majority of loans where LVR > 80% are mortgage insured — Canada: most loans are fully insured with underlying government support ▪ Collective provision maintained on total loan portfolio
Collateralised Debt & Loan Obligations, Asset Backed Securities	▪ Assessed individually for impairment based on holding the securities to maturity: — Asset Backed Securities (backed by pools of sub-prime and mid-prime mortgages): carrying value $US156m[2] (63% of par value) — CDO/CLOs: carrying value $US160m[2] (63% of par value) — No defaults to date

1. Arrears based on 90+ days past due at 31 Dec 08. 2. As at 31 Dec 08

MACQUARIE

Infrastructure asset values demonstrating resilience

Date	Asset	Proportionate EV	Transaction metrics
Jan 09[1]	Cairns Airport	$A530m	Approx. 14x[2] (historic) EV/EBITDA
Dec 08	Westlink M7	$A715m[3]	12% estimated IRR
Dec 08	Mackay Airport	$A208.8m	>25x[4] (historic/normalised) EV/EBITDA
Dec 08[5]	Itinere (90.1%)	€7.1b	10-11% estimated IRR
Oct 08	Brisbane Airport (12.4%)	$A490m	18.9x (historic) EV/EBITDA
Sep 08	London City Airport (50%)	£468m	25.5x (historic) EV/EBITDA
Sep 08	Chicago Midway Airport	$US2.5b	>28x (historic normalised) EV/EBITDA
Sep 08	Belfast City Airport	£133m	24x (historic) EV/EBITDA
Sep 08	Lusoponte[6] (30.6%)	€208m	9.2% IRR
May/Sep 08	Pennsylvania Turnpike[7]	$US12.8b	10-11% estimated IRR

Carrying value below recent transaction metrics

Macquarie Airports	12.7x estimated (historic) EV/EBITDA[8] based on MQG equity carrying value
Macquarie Infrastructure Group	11.8% estimated IRR based on MQG equity carrying value

1. SPA signed. Yet to complete. 2 Estimate using airport segment data from Cairns Ports 2008 Annual Report. 3. Based on sale price and June 08 debt. 4. Estimate using airport segment data from Mackay Ports 2008 Annual Report. 5. Announced in Dec 08. Yet to complete. 6. Sale remains subject to government and lenders' consent. 7. Subsequently removed from sale. 8. Excluding Copenhagen Airports net specific gains

MACQUARIE

Real estate transactions

Evidence of transactions starting to emerge

Date	Asset	Asset class	Value ($Am)	Transaction metrics
Jan 09	SX2, 111 Bourke St, Melbourne, VIC	CBD Office	$A121.0	6.1% initial yield, 6.9% market yield[1]
Jan 09	Golden Grove Village SC, SA	Sub-regional Retail	$A100.0	initial passing yield of 7.5% (approx.), initial fully leased yield of 7.8% (approx.)[2]
Dec 08	44 Martin Place, Sydney, NSW	CBD Office	$A81.1	7.4% initial yield, 8.2% market yield[3]
Dec 08	Wachovia Financial Center, Miami, FL, US (MOF Asset)	CBD Office	$US182.5	6.9% market yield
Dec 08	St Helena Market Place, Greensborough, VIC	Grocery anchored Neighbourhood Ctr	$A24.5	7.4% initial yield[2]
Nov 08	Independence Commons, Kansas City, KS, US (MDT asset)	Regional Retail/Bulky Goods	$US62.0	7.6% initial yield (approx.)
Nov 08	Town & Country Plaza, Miami, FL. US	Grocery anchored Neighbourhood Ctr	$US22.5	7.0% yield[4]
Oct 08	Seaford Plaza, SA (MCW asset)	Sub-regional Retail	$A72.0	7.1% yield
Jul 08	Stocklands Batemans Bay, NSW	Sub-regional Retail	$A67.1	Initial yield of 6.9%[2]
Jun 08	114 William St, Melbourne, VIC	CBD Office	$A95.0	6.1% initial yield, 6.8% market yield[3]

1. m3 property 2. Jones Lang LaSalle 3. CB Richard Ellis 4. Real Capital Analytics

Macquarie model is to focus over the medium term

- **Client driven business**
  - Main business focus is providing products and services to clients
  - Trading businesses focussed on client transactions
  - Minimal proprietary trading
- **Alignment of interests with shareholders, investors, staff**
  - Alignment through co-investment by Macquarie Group and staff
  - Performance driven remuneration
- **Conservative approach to risk management**
  - Conservative capital and funding profiles
- **Incremental growth and evolution**
  - Significant portion of profit comes from businesses that did not exist five years ago but grow from areas of real expertise
- **Diversified by business and geography**
- **An ability to adapt to change**

MACQUARIE

Fundamental business sound, continued incremental change

- Macquarie continues to deliver the highest quality service to clients
  - New opportunities and products
  - Attracting new clients as competitors exit non-core activities
  - Supporting clients' capital needs and trading
- Using our strong balance sheet in a capital scarce world
  - Excess cash has some short-term cost
- Beginning to see acquisition opportunities emerge and expect further opportunities
  - Constellation Energy's downstream natural gas trading operations
- Largely concluded the exit of balance sheet intensive/low margin businesses
- Continue conservative approach to risk management
- Further operational management initiatives
  - Macquarie's management structure and culture of ownership means each business is actively managing all its operating costs
    - Staffing levels, technology and other
    - Staffing levels down from 13,898 at 30 Sep 08 to 12,851 at 31 Jan 09
- Strengthening our position in industries where we have specialist expertise e.g. energy, resources & commodities, infrastructure and real estate
- New offices in Mexico City, Stockholm and Dubai

MACQUARIE

Continued incremental growth

Treasury and Commodities

United States:
- Acquisition of Constellation's downstream natural gas trading operation
- Continued development of credit trading business

United Kingdom:
- Selective expansion of energy markets and regions traded
- Acquisition of gas metering business (Energy Assets Limited)

Macquarie Securities

International:
- Continuing to grow US and UK securities businesses
- North American and European acquisition opportunities

Macquarie Funds Group

Australia:
- Using strong risk and investment management skills to offer free beta exposure to investors via True Index funds
- Offering deposit style products with equity upside
- Offering downside protection solutions without gearing
- Roll out of products in agriculture, with greatly reduced competition

International:
- Opportunities for larger diversified manager or private specialist asset manager in Northern Hemisphere

Banking and Financial Services

Australia:
- Pursuing selective acquisition opportunities and joint ventures in distribution space
- Growing specialist high margin relationship banking lending
- Providing our intermediary clients with a genuine alternative partner for:
  - Core banking products
  - Wealth management
  - Innovative administrative solutions

Macquarie Capital

International:
- Selective recruitment to enhance international advisory and ECM activities
- Renewables development globally – wind, biosequestration and solar
- Potential acquisition of advisory business in North America
- Development of securities and trust company activities in China
- New offices in Mexico City, Dubai and Stockholm
- Future growth in US restructuring activities
- Continued development of new funds (e.g. India)

Corporate and Asset Finance

Australia:
- Opportunity to deploy balance sheet on behalf of clients

International:
- Selective acquisitions in speciality leasing space to capitalise on competitor exit
- Developing funds management capability in speciality leasing in US and Australia

MACQUARIE

Outlook

- As previously advised market conditions are exceptionally challenging
- We continue to maintain a cautious stance with a conservative approach to funding and capital
- Unprecedented market conditions make short-term forecasting extremely difficult
- Currently anticipate FY09 profit to be approx. $A0.9b but this remains subject to a number of significant swing factors, including:
  - Market conditions
  - Completion rate of transactions
  - Asset realisations
  - Asset prices
- Strong balance sheet, strong team and market conditions provide opportunities for medium term growth, building upon
  - Strength, diversification and global reach of our businesses
  - Ongoing organic growth initiatives
  - Effective risk management

MACQUARIE

2. RISK MANAGEMENT GROUP



Nick Minogue – Group Head

Macquarie Group Limited

Operational Briefing

5 February 2009 – Presentation to Investors and Analysts

MACQUARIE

Risk Management culture and approach

Risk management in global financial markets

- The value of Risk Management in the financial services industry is being questioned
- Some technical aspects of Risk Management are difficult to apply successfully
- The diligent application of best practices, such as Basel II or stress testing, may not ensure success
- Good deal of attention now focused on risk culture

Risk Management at Macquarie

- Macquarie believes that its risk culture, spread throughout the Group, is valuable and not simply represented by processes
- Worth reviewing what we have said about this
- Culture and approach, not any single technique is critical

Risk at Macquarie

- Long-standing, stable approach to risk over 30 years
- This approach is embedded in business unit management and business ownership of risk
- Seek a clear analysis of the risks before taking decisions
- Apply a stress test approach to all risk types
- Stress testing means examining the consequences of worst case outcomes and gaining confidence they can be tolerated
- Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- This approach is supported by the Risk Management Group (RMG) and has been growing rapidly (334 staff)
- The essence of managing risk lies in Macquarie Group business management culture

Risk Management Group (RMG)

- RMG is independent of all business groups, oversees the Group's prudential processes and reports to the Group Managing Director
- RMG has a responsibility to form an independent judgement on all material risk acceptance decisions on new limits, new investments, new businesses, new products, funds and significant contracts around the Group
- This approach is more or less unchanged over the history of the Group
- It has not changed in consequence of recent developments such as formation of the holding company or adoption of Basel II
- RMG's role is to ensure that any potential negative outcome is identified and assessed realistically and that, if losses occur they can be managed
- RMG also assesses the aggregate risks to ensure they fit within the Group's economic capital model
- Risk appetite calibrated to earnings impact rather than capital loss

Risk Culture at Macquarie

- We don't seek to predict when markets may turn down, but to manage the business that it could be tomorrow, indeed today
- Taking risk within limits is acceptable; anything outside limits, whether or not profitable, is a breach
- Senior management encouraged to take long-term view
- Remuneration policies little changed over 30 years. Includes deferral of significant portion of bonus which does not vest for ten years; vesting of options over five years
- Key management team has been working in this way for many years
- Voluntary turnover among the Director Group (representing the 23% most senior staff) is less than 7%

Years of tenure of members of Macquarie's Executive Committee



40
35
30
25
20
15
10
5
0
Average
RS
AD
NRM
NWM
PM
KB
MC
GW
SW
RL

MACQUARIE

Lessons from the current downturn

Minimal exposure to problem areas in the financial services industry

As previously disclosed Macquarie has:

- No exposure to Structured Investment Vehicles (SIVs)
- No subprime lending
- Longstanding policy of granting very few standbys and warehouses
- No problems with debt underwritings
- Only modest holdings of highly rated debt instruments partially backed by US subprime mortgages
- No underwriting of leveraged loans
- Very little underwriting of corporate loans
- Modest credit exposures to the hedge fund industry
- No significant exposures to failed investment banks and Australian corporates

MACQUARIE

Lessons from the current downturn

- A big lesson in the industry has been on liquidity and funding
- Until July 2007 – prior to the credit crunch – the assumption was that wholesale short term funding markets including (commercial paper) would remain open at some level even in stressed times
- It became clear in the course of 2008 that this was not valid
- Macquarie began to extend its funding maturities from July 2007 such that it has been well placed during the stressed markets of the last 12 months
- Macquarie funding is now even more firmly based following recent long-term wholesale funding issuance and with the benefit of a rapidly growing deposit base

MACQUARIE

Lessons from the current downturn

- In bad times financial institutions and other companies expect to experience losses
- A key question is whether the losses are greater than were expected in a downturn
- The largest write-downs in Macquarie's 1H09 results were write-downs of funds management assets and other co-investments
- The impact of one-off costs and provisions as reported at the half year was:
  - — 60% attributable to Macquarie's strategy of co-investment in funds and assets
  - — 20% attributable to Macquarie's decision to exit the Mortgages Italy business
  - — 20% attributable to loan impairment and trading asset write-downs

- The bulk of the provisions represent unrealised write downs in the value of Macquarie's co-investments made as part of a calculated business strategy
- Write downs are manageable, as expected, within Macquarie's earnings
- Risk Management approach continues to be effective

MACQUARIE

Lessons from the current downturn

- In trading businesses the word “unprecedented” may be seen to be overused
- Natural that worst case moves will always be unprecedented
- Some of the moves we have seen have surprised us with their magnitude

1 day gap moves

Foreign Exchange – AUD/JPY



Daily % Change
20
15
10
5
0
-5
-10
-15
-20
Macquarie stress test
Macquarie stress test
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

Equities – Hang Seng Index



Daily % Change
30
20
10
0
-10
-20
-30
-40
-50
Macquarie stress test
Macquarie stress test
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

Metals – Copper



Daily % Change
40
30
20
10
0
-10
-20
-30
-40
Macquarie stress test
Macquarie stress test
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

Interest Rates – USD Cash Rate



Daily Change (bp)
500
400
300
200
100
0
-100
-200
-300
-400
Macquarie stress test
Macquarie stress test
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

1 day gap moves

1 Week AUD/JPY Volatility


Macquarie stress test
Daily Abs Change
30
25
20
15
10
5
0
-5
-10
-15
-20
Jul-99
Apr-00
Jan-01
Oct-01
Jul-02
Apr-03
Jan-04
Oct-04
Jul-05
Apr-06
Jan-07
Oct-07
Jul-08

1 Month USD Swaption Volatility


Macquarie stress test
Macquarie stress test
Daily % Change
100
80
60
40
20
0
-20
-40
-60
-80
-100
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08

Market risk and credit risk

Aggregate Market Risk



$Am
35
30
25
20
15
10
5
0
Nov-04
Mar-05
Aug-05
Jan-06
Jun-06
Nov-06
Apr-07
Sep-07
Feb-08
Jul-08
Dec-08
1-Day 99% VaR

Actual Losses relating to Loans, Advances and Leases



Net losses as % of exposure
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
-0.2%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009[1]

1. 2009 net losses are for half year only and have not been annualised -0.4%

Macquarie's control framework

- Recent events have tested controls in banking institutions
- Markets have been more volatile in recent past, beyond historic levels but not (generally) beyond levels we plan for
- Few of Macquarie's stress tests have been exceeded. However, we have revised our assessment of correlations between markets as it has become clear that previously unconnected markets may move more closely together
- Events have not caused us to revise our economic capital model, will keep this under review
- Risk culture in Macquarie remains strong. Controls are well designed, well respected by staff and regularly audited
- We remain confident that our risk culture and multiple controls are well able to support our business activity

MACQUARIE

3. TREASURY AND COMMODITIES GROUP

Andrew Downe –
Group Head



Macquarie Group Limited

Operational Briefing

5 February 2009 – Presentation to Investors and Analysts

Volumes are beginning to trend downwards

- Activity peaked in September


Volume
CME Total Futures Volumes
300,000,000
280,000,000
260,000,000
240,000,000
220,000,000
200,000,000
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

Source: CME Group Exchange Monthly Volume reports – including Commodity, Interest rate, Equity Index, Real Estate, Metals, Energy, FX and Weather Futures

Commodity prices collapsing
High correlation

Commodities prices and correlation



Dow Jones Commodity Index
Correlation between Dow Jones Agriculture index and Energy index
250
200
150
100
50
0
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09

Source: Reuters, AICI index

MACQUARIE

Equity values fallen dramatically

S&P/TSX capped Diversified Metals and Mining Index – 5 years


1000
800
600
400
200
0
Feb-04
Nov-04
Aug-05
Jun-06
Dec-06
Feb-07
Mar-07
Apr-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
Apr-08
Jul-08
Sep-08
Nov-08
Jan-09

Source: Reuters, TSX = Toronto Stock Exchange

Credit conditions worsening

- Global credit has continued to worsen as the full extent of the financial crisis becomes known

High Yield Credit Default Index



100
90
80
70
60
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09

Source: Reuters - CDX.NA.HY

MACQUARIE

TCG has continued to grow both organically and through acquisition with a focus on adjacencies

TCG headcount has grown from 631[1] in Feb 08 to 715 to date

	Foreign Exchange	Metals & Energy Capital	Energy Markets	Futures	Debt Markets	Agriculture & Investor Products	Central
Current Offering	▪ Institutional foreign exchange services ▪ Provision of third party platforms	▪ Senior debt ▪ Mezz finance ▪ Equity ▪ Metals trading and hedging services ▪ Global platform: significant deal pipeline	▪ Power, oil, coal and natural gas trading ▪ OTC derivatives and hedging services	▪ Execution and clearing services in most major exchanges	▪ Origination, structuring, placement of debt securities ▪ Research ▪ Trading and sales	▪ Agricultural hedging services ▪ Freight derivatives ▪ Investor products	▪ Incubator for new businesses ▪ JV/Alliances ▪ Central support functions
Growth Platforms	▪ AMI – US retail FX platform ▪ Latitude FX – New Zealand based FX platform ▪ Matsui – provision of FX services for retail clients	▪ Increasing cost of equity translates to improved margins on debt and hedging products ▪ Growth in Canada ▪ Coal financing	▪ Expansion of US gas ▪ UK gas ▪ European gas ▪ European Power ▪ Growth of coal business	▪ US FCM growth focus ▪ Growth of UK clearing services ▪ Increase memberships and direct access to exchanges	▪ Exploring offshore platforms	▪ Freight trading ▪ Wet freight ▪ Commodities Fund	▪ Environmental Financial Products ▪ Credit Trading ▪ Emerging Markets

1. Headcount includes contractors

MACQUARIE

TCG Outlook

- Full year, prior to abnormals, expected to be comparable with previous year's strong result however, post-provisions the TCG result is expected to be well down
  - — Energy Markets experiencing a particularly strong year
  - — Foreign Exchange having a record year
  - — Volatility and volumes experienced through the year expected to fall somewhat in the last quarter
  - — Rationalisation of competitors and the exit of financial players widens spreads in many markets but also places pressure on market liquidity
  - — Market turmoil presents opportunities – for example the successful acquisition of Constellation Energy's downstream natural gas business in the US
  - — Expected provisions
    - — Equity provisions – Metals & Energy Capital
    - — Legacy CDOs
    - — Specific credit provisions – e.g. Lehmans

Constellation Energy — transaction overview

- Macquarie Cook Energy (MCE) & Constellation Energy
  - Acquisition of Constellation Energy's down stream natural gas business
  - Complementary market coverage to the current MCE business
  - Generates high quality, long-term earnings
  - Significant opportunities exist in the current market environment
  - Natural adjacency to our Macquarie Cook Power business
  - Opportunity to consolidate and create an energy "hub" in Houston for Macquarie
  - Illustration of MQG's funding and capitalisation combined with TCG's investment in and development of its energy franchise allowing TCG to:
    - Understand the risk
    - Value the business
    - Execute the purchase

MACQUARIE

Constellation Energy – Key commercial activities

- Formerly part of the Constellation Energy group
- Physical and financial natural gas trading business

Trading	Low VaR, high return operation focused on strategies that integrate the physical and financial aspects of the market with transportation and storage capacity rights
Commodity Marketing & Origination	Targets transactions that are long-term (1-5 years), structurally complex and include embedded optionality which allows the portfolio management and trading operations to extract incremental value
Portfolio Management	Manages and optimises long-term, accrual based positions (primarily storage and transportation capacity rights) contracted for fundamental/opportunistic reasons and support of trading and marketing activities
Retail Aggregator Sales	Focuses on long-term, low risk and high margin sole supplier contracts with natural gas retail aggregators throughout North America

MACQUARIE

Constellation Energy overview

- Constellation Energy
  - Delivering physical gas to end-users
  - Matching the needs of producers and consumers – efficiently and reliably
  - Actively marketing to producers and large-scale North American natural gas consumers:
    - Gas and electric utilities
    - Pipeline and storage operators
    - Independent producers
    - Municipalities
    - Large industrials
    - Retail aggregators
    - Energy trading companies
    - Reinsurance companies

MACQUARIE

Constellation Energy & Macquarie Cook Energy

Item	Description	Constellation Energy	Macquarie Cook Energy	Key Differences
Physical volumes shipped	Physical volumes of gas traded on a daily basis	> 10 bcf[1] per day Ranked No. 2	Circa. 3 bcf[1] per day Ranked Top 10	Constellation Energy has significantly larger operations in the mid-continent and eastern US. MCE's west cost operations are equivalent or stronger
Monthly accounts payable/receivable	Value of physical gas shipped to customers each month (accounts receivable/payable balances)	$US1.2b per month	$US350m per month	Credit mix is broadly similar to MCE's customer base
Size of forward book	Number of deals and volumes in the forward book	~74,000 deals with average duration of 1.5 years	~13,000 deals with average duration of 0.6 year	Larger forward book driven by larger transport and storage transactions (longer term storage and transport rights)
Staff numbers	Not including Group shared services	130	78	Similar and compatible operational model to MCE
Counterparties	Number of wholesale trading counterparties	410	350	Approximately 60% by volume in common counterparties
Regional focus	Particular expertise and focus by region	Canada & mid-continent	West Coast	Complementary trading books
Location of operations	Where people and operational hubs are located	Houston (130) Calgary (5)	Los Angeles (75) Denver (3)	Cost benefit from creation of energy hub in Houston

1. Billion cubic feet

MACQUARIE

4. MACQUARIE SECURITIES GROUP

Roy Laidlaw – Group Head



Macquarie Group Limited

Operational Briefing

5 February 2009 – Presentation to Investors and Analysts

Macquarie Securities Group
Three Divisions

Macquarie Securities Group

Cash
- Sales
- Sales Trading
- Execution
- Research
- ECM – JV with Macquarie Capital

Delta 1
- Arbitrage Trading
- Synthetic Products
- Structured Equity Finance

Derivatives
- Equity Linked Investments
- Trading Products
- Risk Management Services

Macquarie Securities Group
Rationale for merging MCS and EMG

- More product to more clients



Clients
Products
High Net Worth
Intermediaries
Direct
Arbitrage Trading
Synthetic Products
Structured Equity Finance
Equity Linked Investments
Trading Products
Risk Management Services
Former
Current
Hedge Funds
Long Only
Sales
Sales Trading
Execution
Research
ECM – JV with Macquarie Capital
Former

Equity Markets Group

Macquarie Capital Securities

Macquarie Securities Group
Rationale for merging MCS and EMG

- Complete set of capabilities


Execution Services (PT, Algo, DMA)
Research
Sales
Sales Trading
Macquarie Securities
Arbitrage Trading
Derivatives
Synthetic Prime Broking
Structured Equity Finance
ECM

MACQUARIE

Macquarie Securities Group
Rationale for merging MOS and EMG

Six Key Opportunities

- Building cash broking in US and Europe
- Improving market share in Asian cash broking
- Increase in products to combined client base
- Combining flow/inventory
- Expanding arbitrage trading
- Geographic expansion including building out derivatives in India and South Africa

Macquarie Securities Group
Rationale for merging MCS and EMG

- Top tier, highly profitable, integrated, global institutional securities company: full service in Asia Pacific and specialised in the rest of the world



Specialist
Specialist
Full Service
Europe
South Africa
Canada
US
Asia
Australia
New Zealand
Regional Headcount
255
Regional Headcount
278
Regional Headcount
1,439

Note: Headcount includes all active staff (permanent, contractors, casuals, agency temps etc) and ITG/Finance

MACQUARIE

Macquarie Securities Group
CASH overview

Region	Today
Australia/NZ 240 people	▪ Full service institutional broker ▪ No. 1 ranked for market share ▪ No. 1 overall Australian Equities – Peter Lee survey
Asia 2004 – Acquired ING's Asian cash equities business 620 people	▪ Full service institutional broker ▪ Improved market share and rankings
South Africa 2006 – Acquired 50% of South African business 75 people	▪ Full service institutional broker ▪ Improved market share, rankings and international commissions
Canada 2007 – Acquired 100% of Orion Securities 100 people	▪ Specialist institutional broker ▪ Mining and Energy ▪ Expanding sectors to include Infrastructure, REITs and Quant
Europe/US 2008 – Commenced greenfield businesses US – 65 people; Europe – 40 people	▪ Building greenfield businesses as focused ECM model to support Corporate Finance ▪ US profitable and Europe break even FY09

Macquarie Securities Group
CASH Australia – current market conditions

Total ASX Market Turnover ($A Value Traded)



$Ab
3,500
3,000
2,500
2,000
1,500
1,000
500
(19%)
FY05
FY06
FY07
FY08
9 mths Dec 07
9 mths Dec 08

Top 27 Clients Australia



30
25
20
15
10
5
0
FY05
FY06
FY07
FY08
FY YTD 09

Tier 1 = Top 3 panel ranking

	FY07		FY08		FY YTD 09	
1	Macquarie[1]	11.0%	Macquarie[1]	11.1%	Macquarie[1]	10.7%
2	UBS	10.2%	UBS	10.0%	UBS	10.1%
3	Citigroup	8.5%	GSJBWere	7.7%	Citigroup	8.3%
4	Deutsche	7.9%	Citigroup	7.6%	Deutsche	7.9%
5	GSJBWere	7.6%	Credit Suisse	7.6%	Credit Suisse	7.6%

1. Institutional and Retail market share

- ASX market turnover FY09 ytd down 19% v pcp
- No. 1 ranked for market share FY09 ytd
- ECM – Australian market remains active

Overall Research and Sales Strength

Australian Institutions – All Investors


%
100
50
0
2008
Macquarie
-300
0
300
Relationship Strength Index (Difference from Average)

No. 1 ranking for Peter Lee 2008

Note: Based on a weighted measure of all evaluative factors.

Macquarie Securities Group
CASH Asia – current market conditions



Total Asia Market Turnover ($US Value Traded)
$USb
15,000
12,500
10,000
7,500
5,000
2,500
(27%)
FY05
FY06
FY07
FY08
9 mths Dec 07
9 mths Dec 08



Top 30 Clients Asia
10
8
6
4
2
0
FY05
FY06
FY07
FY08
FY YTD 09

Tier 1 = Top 3 panel ranking

Rolling 12 months Market Share	Dec 08	Dec 07	
Hong Kong	3.8%	3.6%	↑
Singapore	6.8%	5.9%	↑
Korea (foreign)	5.4%	5.0%	↑
Japan	0.8%	0.7%	↑
Taiwan (foreign)	7.9%	8.7%	↓
Thailand	2.9%	2.7%	↑
Malaysia	3.4%	2.6%	↑
Philippines	6.7%	6.2%	↑
Indonesia	4.1%	2.5%	↑
India (foreign)	5.4%	3.9%	↑

- Total Asia market turnover FY09 ytd down 27% v pcp
- Market share continues to grow across the region
- ECM – First deal in Jan 09 after no activity for several months

MACQUARIE

Macquarie Securities Group
CASH – Looking forward

Region	The future
Australia/NZ	▪ Maintain a profitable, highly ranked full service business
Asia	▪ Continue to grow market share and improve panel reviews to be ranked top tier with most clients ▪ Reposition Japan business from boutique to mainstream through improved research coverage ▪ Focus on costs
South Africa	▪ Improve panel rankings with domestic clients ▪ Increase % of commissions from international clients from current 22% to closer to 40%
Canada	▪ Leverage Macquarie Securities global platform e.g. clients, research, technology etc ▪ Increase research coverage into more sectors
US/Europe	▪ Complete the establishment of the greenfield businesses in US and Europe (approximately 70 people in each business) ▪ Continue to consider potential acquisitions

MACQUARIE

Macquarie Securities Group

DELTA 1 – Overview

Business	Today
Arbitrage Trading 20 front office staff	▪ Executes arbitrage strategies with key markets Korea, Taiwan and India ▪ Key instruments traded are equities, ADRs, GDRs, Futures and ETFs ▪ Global team spread across four locations: Hong Kong, UK, US and Australia
Synthetic Products 30 front office staff	▪ Key products offered are equity swaps over single stocks and P-Notes ▪ Global team spread across four locations: Hong Kong, US, Australia and South Africa
Structured Equity Finance 50 front office staff	▪ Responsibility for managing the securities borrowing and lending business ▪ Executes corporate action arbitrages in developed markets ▪ Structured equity finance strategies for clients ▪ Global team spread across five locations: UK, US, Australia, Canada and South Africa

Macquarie Securities Group
DELTA 1 – Current market conditions

Arbitrage Trading

- Market conditions have presented profitable arbitrage trading opportunities through:
  - Expansion of arbitrage spreads
  - Increased volatility
  - Reduction in a number of major competitors

Synthetic Products

- Volumes for synthetic products are down substantially for a number of reasons including:
  - Hedge fund de-leveraging and redemptions resulting in a substantial decline in demand for swap/P-Note product
  - Regulatory changes to short selling

Structured Equity Finance

- Volumes in the securities borrowing and lending business have declined as a result of:
  - Reduction in demand from prime brokers
  - Reduction in supply from stock loan participants
  - Regulatory changes to short selling
  - Reduction in risk taking by many clients

MACQUARIE

Macquarie Securities Group
DELTA 1 – Looking forward

Arbitrage Trading

- Expand arbitrage trading into other markets
- OTC products will increasingly trade on market leading to increased opportunities

Synthetic Products

- Traditional prime broking model is broken
- Hedge fund activity likely to remain subdued
- Macquarie Securities was developing a synthetic product model
- Given the market movements we are now implementing a third party clearing model for OTC products to accommodate market demands

Structured Equity Finance

- Establish securities borrowing and lending presence in Canada and France
- Expand structured equity finance solutions in South Africa

Macquarie Securities Group
DERIVATIVES – Overview

Business	Today
Australia 60 front office staff	▪ Full service listed and structured products distributed to retail and wholesale/ intermediary clients ▪ Trading and risk management over Australian equities
Asia 70 front office staff	▪ Teams in Hong Kong, Korea, Japan, Singapore and India ▪ Listed warrants in Hong Kong, Korea and Singapore ▪ Structured products in Hong Kong, Korea, Singapore and Japan ▪ Targeting retail, wholesale and institutional clients ▪ Trading and risk management over Asian equities
International 40 front office staff	▪ Teams in *South Africa*, US and UK ▪ Delivering niche equity linked products/services, trading and risk management over South African, US and UK equities

Macquarie Securities Group
DERIVATIVES – Current market conditions

Australia Warrants Market Turnover


Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

Singapore Warrants Market Turnover


Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

Hong Kong Warrants Market Turnover


Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

Korea Warrants Market Turnover


Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

Listed warrants turnover is down across most markets

Macquarie Securities Group
DERIVATIVES – Current market conditions



90
80
70
60
50
40
30
20
10
VIX
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Monthly

- Unprecedented equity markets volatility has made trading conditions very difficult since Sep 08
- The CBOE Volatility Index (VIX), which measures the implied volatility of range of S&P500 equity options, peaked in Nov 08
- Little appetite for retail OTC structured products

MACQUARIE

Macquarie Securities Group
DERIVATIVES – Looking forward

- Outlook is for volumes to remain low and trading conditions difficult
- Focus on costs
- Continue to invest in support infrastructure to be in a position to leverage an improvement in market conditions
- New opportunities include:
  - — Building out the Institutional Investment Solutions platform
  - — Developing an Indian derivatives business as that market opens up
  - — Building out the derivatives business in South Africa

Macquarie Securities Group
Summary

- Equity markets look difficult for 2009
- Positioning each of the businesses for when the market recovers

5. MACQUARIE FUNDS GROUP



Shemara Wikramanayake – Group Head

Macquarie Group Limited
Operational Briefing
5 February 2009 – Presentation to Investors and Analysts

Macquarie Funds Group

- Traditional asset management is an integral part of the services Macquarie provides to its clients
- Strong underlying fundamentals for sector given growing savings trends globally
- Currently a small contributor to Macquarie earnings, but targeted for growth over the coming years
- 2009 will be a year of further investment in systems and resources to provide a solid platform for growth
- Current market dislocation should provide opportunities for the business both organically and through acquisition

MACQUARIE

Overview of MFG

MFG provides a range of asset management and structuring capabilities. Our business currently has a strong Australian investor base. We are prudently expanding our services offshore

Asset Management

Investment management activities specialising in the following asset classes:

- Fixed Income
- Equities
- Listed Infrastructure
- Listed Real Estate
- Fund of Private Equity and Hedge Funds

Structured Investments

Origination and development of structured and specialist investments over underlying funds that offer:

- Tailored investment products
- Capital protection
- Fund derivatives
- Loan facilities

Distribution

Distribution across asset management and structured investment channels in the following geographies:

- Established Australian presence in the institutional channel and retail – mostly for structured investments
- Global hedge fund sales team in New York, London and Sydney, with focus on equities strategies
- European presence in German, Swiss and Austrian retail structured investment markets and footprint in key Asian retail markets

Formation of MFG

Macquarie Funds Group (MFG) was formed from the merger of the funds management and funds-based structured investments within the Funds Management Group (FMG), Equity Market Group (EMG) and Macquarie Capital Products Division (MCP)

FMG

- Asset management skills:
  - Fixed Income
  - Equities
  - Listed Real Estate
  - Fund of Private Equity Funds
- Strong distribution presence in Australian institutional space

EMG (FPD)

- Hedge fund/high margin product suite
- Fund of hedge funds and structured investment skills
- Strong global hedge fund sales and Australian retail structured investments distribution

MCP

- Alternative space:
  - Infrastructure
  - Resources
- Structured and specialist investments
- Strong distribution in US/European closed end funds and Australian retail structured investments

MFG

- Full suite of products
- Complementary distribution skills
- Scale benefits
- Cross selling capabilities
- Global footprint
- Avoid duplication

MACQUARIE

Integration benefits already achieved

Implementation of core operating platform	▪ Consistent systems and processes ▪ Economies of scale
Consistent and robust risk management practices across all product areas	▪ Streamlined control framework and risk reporting
Integration of distribution teams by geography and channel, and key recruits hired in Asia and Europe	▪ Improved client focus ▪ Cross selling opportunities
Integration of operations, structured investments and Equities teams	▪ Reduction in operational risk ▪ Reduction of fixed cost base
Acquisitions completed: Globalis, Four Corners, Allegiance	▪ Finalised existing acquisitions ▪ Gain global scale

MACQUARIE

Assets under management

	December 2008 $Ab	March 2008 $Ab
Fixed Income, Currency & Commodities	43.8	47.0
Listed Equities	7.0	9.4
Infrastructure Securities	2.3	3.2
Real Estate Securities	1.6	3.0
Funds of PE Funds	5.4	3.7
Funds of Hedge Funds	0.5	0.6
Incubation/Affiliates	4.4	3.5
Structured & Specialist Investments	8.0	8.2
Total FUM/FUA	**73.0**	**78.6**

Note: This table excludes Allegiance Capital which was acquired in June 2008. Figures include externally managed funds under advice

Diversified sources of revenue



Other
Affiliated Managers
Interest
Structured & Specialist Investment Fees
Incubation
Listed Equities
Infrastructure Securities
Real Estate Securities
Fixed Income, Currency & Commodities
Funds of Funds

Note: Forecast Revenue for 2009

MFG's global footprint



North America
Number of Staff: 54
Europe
Number of Staff: 61
Asia
Number of Staff: 36
Australia
Number of Staff: 413
Los Angeles
Carlsbad
Boston
New York
London
Zurich
Frankfurt
Munich
Vienna
Seoul
Tokyo
Hong Kong
Taipei
Kuala Lumpur
Singapore
Perth
Brisbane
Sydney
Melbourne

Excludes staff from Four Corners Capital Management and Allegiance

MACQUARIE

Current operating environment

Investors are retreating to cash based products to protect capital

Increased redemptions in both mutual and hedge funds

Liquidity has dropped sharply and volatility has increased to record levels with major global deleveraging occurring

The average hedge fund fell 18.3% during 2008[1] whilst the S&P 500 declined 38.5%

The real economy is now also slowing globally which may drive continuing declines

1. Source: Hedge Fund Research's HFRI Fund Weighted Composite Index

MACQUARIE

Operating environment

AUM and base fees have fallen substantially

Harder to earn out-performance fees

Asset manager's profits have fallen substantially given largely fixed cost bases

Some hedge fund managers are offering reduced fee rates in return for investors locking in capital for an extended time period

MACQUARIE

MFG operating performance

- Operating profit for the half year to Sep 08 well down on the pcp
- Funds under management as at Dec 08 ($A73b) are down by 7.1% since Mar 08, lower than global falls due to Australian institutional investor base
- AUM lost has been predominantly in higher margin Asian retail and hedge funds, hence revenue fall has been greater than AUM fall
- Performance fees substantially lower than pcp, and values of seed investments were affected by the adverse market conditions
- Retail loan book on capital protected investments increased and continues to generate income
- Revenue from fund derivatives down but no material losses from protection written over funds
- Strong relative fund performance across a number of asset classes (e.g. Credit, Real Estate Securities) provides good positioning for future growth

MACQUARIE

Outperformance in key sectors

Credit Credentials

Retail Income[1]	1 Year Return
Macquarie Income Opportunities Fund	**-0.08%**
Median Return	-30.21%
Mean Return	-23.29%
Institutional Income/Cash Enhanced, A+ rated[2]	
Macquarie Diversified Treasury (A)	**4.08%**
Median Return	-0.89%
Mean Return	-1.54%
Institutional Income/Cash Enhanced, A rated[2]	
Macquarie Income Plus	**0.62%**
Median Return	-1.25%
Mean Return	-3.80%

Real Estate Securities Excess Performance to 31 Dec 2008[3]

	1 Year %p.a.	3 Year %p.a.
Global Unhedged	5.04	6.30
Domestic Enhanced	2.10	1.23

Core Active Equities – Outperforming the two other largest Australian quantitative managers[4]

As at 31 Dec 08	Macquarie Alpha Plus vs A	Macquarie Alpha Plus vs B
FYTD	0.70%	1.90%
2 yrs %pa	2.80%	3.40%

1. Sample based on competitor funds – data sourced from Morningstar and Lonsec 2. Sample from the CPG Wholesale Credit Rated Funds Performance Survey (Gross) 31 December 2008. 3. Returns are pre-fees, global fund commenced October 2005. 4. Data sourced from Mercer

MACQUARIE

MFG – Competitive advantage

Access to committed capital

- Access to Macquarie Group's strong balance sheet
- Committed to using capital to grow through seeding, investing in platform and acquisitions

True institutional platform

- Strong portfolio management skills
- World class operating systems
- Proven risk management systems
- Growing global distribution

Our culture

- Freedom to innovate
- Attracts world class talent and allows staff to share in the successes of their businesses

MFG – Objectives and competencies

Consolidate and build market share in strong Australian segments

- Australia is growing fast and is the fourth largest asset management market globally
- **Australian credit:** excellent performance through downturn, new mandate wins
- **Australian equities:** gaining market share[1] through mandate wins
- **Structured investments:** stronger competitive position, tailoring services to new market demands including institutional investors

Build out capabilities and distribution offshore

- Targeting key sectors such as Infrastructure, Commodities and Real Estate for global products
- Intend to acquire/incubate new asset management/structuring capabilities, distribution and licences
- Building key asset management and structuring centres offshore through hiring of senior talent

1. Rainmaker Roundup, September 2008

MACQUARIE

Acquisition strategy

- Market conditions make acquisition potentially attractive
  - Earnings multiples at cyclical lows
  - Many asset managers require funding and investment through difficult conditions
- Potential to make a transformational acquisition that creates real global scale:
  - Our key targets are divestments by financial institutions looking to restructure
  - Specialised global investment capabilities are of particular interest
  - Northern hemisphere, especially US and Europe, appears most fertile

Compelling value proposition to acquisition targets				
Best attributes of a boutique environment		Best strengths of an institutional parent		
Managerial flexibility	Competitive remuneration structure	Global network	Long-term capital & commitment	Tight operational environment

MACQUARIE

Acquisition outlook

- M&A activity was exceptionally thin in late 2008
  - Limited strategic buyers; sellers reluctant at depressed prices
  - Little or no cash has changed hands in the major deals announced late 2008
- Deal volumes anticipated to recover as market stabilises
  - Sellers likely to be more willing once divestee earnings have stabilised
- Actively reviewing significant acquisition opportunities
  - Choice of target driven by expansion rather than synergies
  - Volatile conditions require a disciplined approach to search and selection

Asset prices are at a lower point in the cycle

Strongest driver of lower prices is lower earnings

US AM Stock Price Performance



120%
100
80
60
40
20
Jun-07
Oct-07
Feb-08
Jun-08
Sep-08
Jan-09
U.S. Traditional AM Index
U.S. Alternative AM Index

	Change in			
	2H07	1H08	Q308	Q408 to Current
41%	3%	(19%)	(8%)	(46%)
38%	(9%)	(22%)	(14%)	(38%)

European AM Stock Price Performance



120%
100
80
60
40
20
Jun-07
Oct-07
Feb-08
Jun-08
Sep-08
Jan-09
European Traditional AM Index
European Alternative AM Index

	Change in			
	2H07	1H08	Q308	Q408 to Current
39%	(21%)	(25%)	(15%)	(24%)
25%	(7%)	(27%)	(27%)	(50%)

US AM Price/12-month Forward Earnings



20.0x
17.0
14.0
11.0
8.0
5.0
Jun-07
Oct-07
Feb-08
Jun-08
Sep-08
Jan-09
U.S. Traditional AM Index
U.S. Alternative AM Index

	Change in			
	2H07	1H08	Q308	Q408 to Current
14.5x	(1.2x)	(1.7x)	(0.3x)	(1.2x)
8.1x	(6.3x)	0.1x	(2.1x)	(2.5x)

European AM Price/12-month Forward Earnings



17.0x
15.0
13.0
11.0
9.0
7.0
5.0
3.0
Jun-07
Oct-07
Feb-08
Jun-08
Sep-08
Jan-09
European Traditional AM Index
European Alternative AM Index

	Change in			
	2H07	1H08	Q308	Q408 to Current
8.8x	(4.3x)	(1.6x)	(1.2x)	0.0x
5.5x	(2.8x)	(2.2x)	(1.4x)	(2.4x)

Source: FactSet as of 1 Dec 08
Note: U.S. Traditional Index includes: AllianceBernstein, Affiliated Managers Group, BlackRock, Calamos, Cohen & Steers, Eaton Vance, Federated Investors, Franklin Resources,Invesco, GAMCO, Janus, Legg Mason, Pzena, T. Rowe and Waddell & Reed.
U.S. Alternative Index includes: Apollo, Blackstone, Fortress, GLG, Oaktree and Och-Ziff for price performance. Excludes Apollo and Oaktree for P/E.
European Traditional Index includes: Aberdeen, F&C, Henderson, New Star and Schroders.
European Alternative Index includes: BlueBay, Charlemagne Capital, Gottex, Investcorp, Man Group, Partners, Polar Capital and RAB Capital.

APPENDIX

Glossary



Macquarie Group Limited

Operational Briefing

5 February 2009 – Presentation to Investors and Analysts

Glossary



$A / AUD	Australian Dollar
$US / USD	United States Dollar
£	Pound
€ / EUR	Euro
1H	First Half
1H09	First half ended 30 September 2008
2H	Second Half
ADR	American Depositary Receipt
AGM	Annual General Meeting
Algo	Algorithms
ASX	Australian Securities Exchange
AUM	Assets Under Management
b	Billion
bcf	Billion Cubic Feet
BFS	Banking and Financial Services
CBD	Central Business District
CBOE	Chicago Board Options Exchange
CDO	Collateralised Debt Obligation
CLO	Collateralised Loan Obligation
CME	Chicago Mercantile Exchange

DMA	Direct Market Access
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortisation
ECM	Equity Capital Markets
EMG	Equity Market Groups
ETF	Exchange Traded Funds
ex	Excluding
FL	Florida, United States
FMG	Funds Management Group
FUA	Funds Under Administration
FUM	Funds Under Management
FX	Foreign Exchange
FY	Full Year
FY08	Full year ended 31 March 2008
FY09	Full year ending 31 March 2009
GDR	Global Depositary Receipt
HK	Hong Kong
IPO	Initial Public Offering
IRR	Internal Rate of Return
JPY	Japanese Yen

MACQUARIE

Glossary

JV	Joint Venture
k	Thousand
LVR	Loan to Value Ratio
m	Million
M&A	Mergers and Acquisitions
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCE	Macquarie Cook Energy
MCP	Macquarie Capital Products
MCS	Macquarie Capital Securities
MCW	Macquarie CountryWide Trust
MDT	Macquarie DDR Trust
MFG	Macquarie Funds Group
MGA	Macquarie Goodman Capital Trust
MIG	Macquarie Infrastructure Group
MIPS	Macquarie Income Preferred Securities
MMPR	Macquarie MEAG Prime REIT
MOF	Macquarie Office Trust
MPW	Macquarie Private Wealth
MQG	Macquarie Group (ASX Listed)

No.	Number
NPAT	Net Profit After Tax
NSW	New South Wales, Australia
NZ	New Zealand
OTC	Over The Counter
P/E	Price to earnings
pcp	Prior Corresponding Period
PPE	Property, Plant & Equipment
PT	Prop Trading
Q1/2/3/4	Quarter 1, 2, 3, 4
qtr	Quarter
Quant	Quantitative
REIT	Real Estate Investment Trust
RMG	Risk Management Group
S&P	Standard and Poor's
SA	South Australia
SIV	Structured Investment Vehicle
SPA	Share Purchase Agreement
ST	Short term
T&C / TCG	Treasury and Commodities

MACQUARIE

Glossary



Tr	Trillion
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States of America
VaR	Value at Risk
VIC	Victoria, Australia
VIX	Volatility Index
vs	Versus
x	Times
ytd	Year to date

END